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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM SB-2
AMENDMENT #1
COMMISSION FILE NO.: 333-122709

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BLAST RESOURCES INC.

(Name of small business issuer in its charter)

NEVADA	1000	Applied For
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Blast Resources Inc.
Michael Mulberry, President
165 La Rose Avenue, Suite 717
Etobicoke, Ontario
Canada M9P 3S9
Telephone: (778) 227-6482
Facsimile: (416) 368-2635

(Address and telephone number of principal executive offices)

Empire Stock Transfer Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada, 89128
Telephone: 702-562-4091

(Name, address and telephone number of agent for service)

Approximate date of
proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |__|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	DOLLAR AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE (2)
Common Stock	$ 327,000	$0.10	$ 327,000	$38.49

----

(1) Based on the last sales price on August 31, 2004
(2) Estimated solely for the purpose of calculating the registration
    fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

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         SUBJECT TO COMPLETION, Dated April 4, 2005
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PROSPECTUS
BLAST RESOURCES INC.
3,270,000 SHARES
COMMON STOCK


The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus.


Our common stock is presently not traded on any market or securities exchange.


The purchase of the securities offered through this prospectus involves a high degree of risk. **SEE SECTION ENTITLED "RISK FACTORS" ON PAGES 6-10**

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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The selling shareholders will sell our shares at $0.10 per share, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price based upon the price of the last sale of our common stock to investors.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



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The Date Of This Prospectus Is: April 4, 2005
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Table Of Contents

Summary

Prospective investors are urged to read this prospectus in its entirety.

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We intend to be in the business of mineral property exploration. Because we have not commenced business operations, the report of our independent accountant to our audited financial statements for the period ended September 30, 2004 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are that we have no source of revenue and our dependence upon obtaining adequate financing. If we are not able to continue as a going concern, it is likely investors will lose all of their investment.

We have not yet generated any revenue from operations. From our inception on June 8, 2004 to December 31, 2004, we incurred net losses totalling $13,452.

To date, we have not conducted any exploration on our sole mineral property, the Garnet Creek property located in the New Westminster Mining Division of British Columbia, Canada. We acquired a 100% interest in the six mineral claims comprising the Garnet Creek property from Carolyn A. Sullivan by issuing 350,000 shares of our common stock to her.

Our objective is to conduct mineral exploration activities on the property in order to assess whether it possesses economic reserves of copper and nickel. We intend to conduct two initial phases of exploration on the Garnet Creek property at an approximate cost of $5,000 each. We intend to fund this exploration from current cash on hand. Even after completing these exploration programs, we will have to spend substantial funds on further exploration before we will know if we have a commercially viable mineral deposit.

We have not yet identified any economic mineralization on the Garnet Creek property. Our proposed exploration programs are designed to search for an economic mineral deposit.
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We were incorporated on June 8, 2004, under the laws of the state of Nevada. Our principal offices are located at 165 La Rose Avenue, Suite 717, Etobicoke, Ontario, Canada. Our telephone number is (778)227-6482.

The Offering:

Securities Being Offered   Up to 3,270,000 shares of common stock.
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Offering Price   The selling shareholders will sell our
                                 shares at $0.10 per share, and
                                 thereafter at prevailing market prices or
                                 privately negotiated prices. We
                                 determined this offering price based upon
                                 the price of the last sale of our common
                                 stock to investors.

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Terms of the Offering   The selling shareholders will determine when and
                              how they will sell the common stock offered in this
                              prospectus.
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Termination of the Offering The offering will conclude when all
                              of the 3,270,000 shares of common stock have been
                              Sold or the shares no longer need to be registered

                              to be sold through the operation of Rule 144.
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Securities Issued
And to be Issued   8,270,000 shares of our common stock are issued and
                              outstanding as of the date of this prospectus. All
                              of the common stock to be sold under this prospectus
                              will be sold by existing shareholders.

Use of Proceeds   We will not receive any proceeds from the sale of
                              the common stock by the selling shareholders.

Summary Financial Information
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Balance Sheet

	September 30, 2004 (audited)	December 31, 2004 (unaudited)
Cash	$28,847	$28,161
Total Assets	$28,847	$28,161
Liabilities	$6,218	$ 9,313
Total Stockholders' Equity	$22,629	$18,848

Statement of Operations

	From Incorporation on June 8, 2004 to December 31, 2004 (unaudited)
Revenue	$ 0
Net Loss and Deficit	($13,452)
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Risk Factors

An investment in our common stock involves a high degree of risk. You should
carefully consider the risks described below and the other information in this
prospectus before investing in our common stock. If any of the following risks
occur, our business, operating results and financial condition could be
seriously harmed. The trading price of our common stock could decline due to any
of these risks, and you may lose all or part of your investment.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUT BUSINESS WILL FAIL.

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Our current operating funds are less than necessary to complete all intended exploration of the Garnet Creek property, and therefore we will need to obtain additional financing in order to complete our business plan. As of April 4, 2005, we had cash in the amount of $20,050. We currently do not have any operations and we have no income. As well, we will not receive any funds from this registration.

Our business plan calls for us to spend $10,000 in connection with the two recommended phases of exploration on the Garnet Creek property. While, our cash on hand, as noted above is sufficient to conduct this exploration on the property, we will require additional financing of up to several million dollars in order to determine whether the property contains economic mineralization and approximately $15,000 to cover our anticipated administrative costs for the next 12 months. We may require up to an additional $150,000 if the costs of the exploration of the Garnet Creek property are greater than anticipated. Even after completing all proposed exploration, we will not know if we have a commercially viable mineral deposit.

We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and may not be able to find such financing if required.

We may raise additional funds through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be advances from related parties and joint venture or sale of a partial interest in the Garnet Creek property to a third party in exchange for cash or exploration expenditures, which is not presently contemplated.

FACTORS BEYOND OUR CONTROL MAY NEGATIVELY IMPACT OUR ABILITY TO RAISE FUNDS FOR EXPLORATION, CAUSING US TO DELAY OR ABANDON OUR BUSINESS PLAN.

Numerous factors beyond our control will impact our ability to raise additional funds for exploration. These factors are the results of exploration on the Garnet Creek property, the market price for copper and nickel and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. In such circumstances, we may be forced to delay or abandon further exploration or our mineral property.

We estimate that we will be able to continue operations for seven months without raising additional funds.
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BECAUSE WE HAVE NOT COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE.

We have not yet commenced exploration on the Garnet Creek property. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We were incorporated on June 8, 2004 and to date have been involved primarily in organizational activities and the acquisition of the option in the mineral property. We have not earned any revenues as of the date of this prospectus.

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Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unusual or unexpected rock formations that make mineral extraction more difficult and expensive, fires, weather conditions that prevent exploration, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery and equipment or geological expertise.
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Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development of the Garnet Creek property and the production of minerals from the claims, we will not be able to earn profits or continue operations.

There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL FAIL.

The search for valuable minerals as a business is extremely risky. The likelihood of our mineral claims containing economic mineralization or reserves of copper and nickel is extremely remote. Exploration for minerals is a speculative venture necessarily involving substantial risk. In all probability, the Garnet Creek property does not contain any reserves and funds that we spend on exploration will be lost. As well, problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

WE NEED TO CONTINUE AS A GOING CONCERN IF OUR BUSINESS IS TO SUCCEED. OUR INDEPENDENT AUDITOR HAS RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of our independent accountant to our audited financial statements for the period ended September 30, 2004 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are that we have no source of revenue and our dependence upon obtaining adequate financing. If we are not able to continue as a going concern, it is likely investors will lose all of their investment.

BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

BECAUSE WE HAVE NOT SURVEYED THE GARNET CREEK CLAIMS, WE MAY DISCOVER MINERALIZATION ON THE PROPERTY THAT IS NOT WITHIN OUR CLAIMS BOUNDARIES AND THEREFORE, CANNOT BE EXTRACTED.

Until the Garnet Creek claims are surveyed, the precise location of the boundaries of the claims may be in doubt. If we discover mineralization that is close to the estimated claims boundaries, it is possible that some or all of this mineralization may occur outside surveyed boundaries. In such a case, we would not have the right to extract these minerals.

EVEN IF WE DISCOVER COMMERCIAL RESERVES OF PRECIOUS METALS ON THE GARNET CREEK PROPERTY, WE MAY NOT BE ABLE TO SUCCESSFULLY COMMENCE COMMERCIAL PRODUCTION.

The Garnet Creek property does not contain any known bodies of mineralization. If our exploration programs are successful in establishing copper and nickel of commercial tonnage and grade, we will require additional funds in order to place the property into commercial production. We may not be able to obtain such financing.

IF WE BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION OR OTHER LEGAL UNCERTAINTIES, OUR BUSINESS WILL BE NEGATIVELY AFFECTED.

There are several governmental regulations that materially restrict mineral property exploration and development. Under Canadian mining law, to engage in certain types of exploration will require work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws will not affect our current exploration plans, if we proceed to commence drilling operations on the Garnet Creek property, we will incur modest regulatory compliance costs.

In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business and prevent us from exploring for ore deposits. The growth of demand for ore may also be significantly slowed. This could delay growth in potential demand for and limit our ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

BECAUSE OUR DIRECTORS OWN 60.46% OF OUR OUTSTANDING COMMON STOCK, THEY COULD MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO OTHER MINORITY SHAREHOLDERS.

Our directors own approximately 60.46% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. The interests of our directors may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

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BECAUSE OUR PRESIDENT HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our president, Mr. Michael Mulberry only spends approximately 15% of his business time providing his services to us. While Mr. Mulberry presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Mulberry from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business.

BECAUSE MANAGEMENT HAS NO TECHNICAL EXPERIENCE IN MINERAL EXPLORATION, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

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None of our directors has any technical training in the field of geology and specifically in the areas of exploring for, starting and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector. As well, with no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not be well thought out and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.
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IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, SHAREHOLDERS MAY BE UNABLE TO SELL THEIR SHARES.
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There is currently no market for our common stock and no certainty that a market will develop. Our shares may never trade on any recognized stock market or quotation system. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.
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A PURCHASER IS PURCHASING PENNY STOCK WHICH LIMITS HIS OR HER ABILITY TO SELL THE STOCK.

The shares offered by this prospectus constitute penny stock under the Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, thus limiting investment liquidity. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

Please refer to the "Plan of Distribution" section for a more detailed discussion of penny stock and related broker-dealer restrictions.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the "Risk Factors" section and elsewhere in this prospectus.

Use Of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination Of Offering Price

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The selling shareholders will sell our shares at $0.10 per share, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price, based upon the price of the last sale of our common stock to investors.
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Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Securityholders

The selling shareholders named in this prospectus are offering all of the 3,270,000 shares of common stock offered through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933 and pursuant to a mineral property purchase agreement. The shares include the following:

1. 1,800,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on August 23, 2004;

2. 350,000 shares of our common stock that we issued to the vendor of the Garnet Creek property on August 25, 2004. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933;

3. 1,000,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on August 26, 2004;

4. 120,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on August 31, 2004.

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

  1. the number of shares owned by each prior to this offering;
  2. the total number of shares that are to be offered for each;
  3. the total number of shares that will be owned by each upon completion of the offering; and
  4. the percentage owned by each upon completion of the offering.

Name Of Selling Stockholder	Shares Owned Prior To This Offering	Total Number Of Shares To Be Offered For Selling Shareholders Account	Total Shares to Be Owned Upon Completion Of This Offering	Percentage of Shares owned Upon Completion of This Offering
Robert Godun 353 Ashley Crescent, SE Calgary, Alberta	350,000	350,000	Nil	Nil
Barbara Godun 353 Ashley Crescent, SE Calgary, Alberta	350,000	100,000	Nil	Nil
Carolyn Sullivan 767 Appleyard Court Port Moody, BC	350,000	350,000	Nil	Nil
John A. Reimert 10620 Oakmour Way, SW Calgary, Alberta	300,000	300,000	Nil	Nil
William Beattie 9420 Abbott Place, SE Calgary, Alberta	300,000	300,000	Nil	Nil
Kathleen Crawford 110 Fredson Drive, SE Calgary, Alberta	250,000	250,000	Nil	Nil
Kathryn Powys-Lybbe 10620 Oakmour Way, SW Calgary, Alberta	250,000	250,000	Nil	Nil
Diana Got 236 Parkside Court Port Moody, BC	150,000	150,000	Nil	Nil
Nami Fuji 677 E 7th Avenue, Ste 312 Vancouver, BC	125,000	125,000	Nil	Nil
Christine Taylor 215 86th Ave, SE, Ste 536 Calgary, Alberta	125,000	125,000	Nil	Nil
Patricia Cullen 9420 Abbot Place, SE Calgary, Alberta	125,000	125,000	Nil	Nil
William Dingwall 677 E 7th Avenue, Suite 101 Vancouver, BC	100,000	100,000	Nil	Nil
Robert Sotham 236 Parkside Court Port Moody, BC	100,000	100,000	Nil	Nil

Name Of Selling Stockholder	Shares Owned Prior To This Offering	Total Number Of Shares To Be Offered For Selling Shareholders Account	Total Shares to Be Owned Upon Completion Of This Offering	Percentage of Shares owned Upon Completion of This Offering
Dennis Dolynski 5421 Killarney St, Ste 1 Vancouver, BC	75,000	75,000	Nil	Nil
Frank Charbonneau 7428 19th Avenue, Ste 103 Burnaby, BC	75,000	75,000	Nil	Nil
John Hugh McGillivray 2386 Parker Street Vancouver, BC	75,000	75,000	Nil	Nil
Jeffery St. Eloi 266 East 7th Avenue Vancouver, BC	50,000	50,000	Nil	Nil
Kelly Tofte 7955 122 Street, Ste 78 Surrey, BC	100,000	12,500	Nil	Nil
Frank Sadanand 588 Broughton St, Ste 2307 Vancouver, BC	12,500	12,500	Nil	Nil
Dave Atherton 412 East 34th Avenue Vancouver, BC	7,500	7,500	Nil	Nil
Keith Hoffman 3400 SE Marine Drive Vancouver, BC	7,500	7,500	Nil	Nil
Brendan McRoberts 7055 Blake St, Ste 37 Vancouver, B.C.	5,000	5,000	Nil	Nil
David J. Derech 112 Fredson Drive, SE Calgary, Alberta	15,000	15,000	Nil	Nil
Randy Folkman 227 Coachwood Crescent, SW Calgary, Alberta	15,000	15,000	Nil	Nil
Donna Grant 248 Haddon Road, SW Calgary, Alberta	10,000	10,000	Nil	Nil
William B. Grant 248 Haddon Road, SW Calgary, Alberta	10,000	10,000	Nil	Nil

Name Of Selling Stockholder	Shares Owned Prior To This Offering	Total Number Of Shares To Be Offered For Selling Shareholders Account	Total Shares to Be Owned Upon Completion Of This Offering	Percentage of Shares owned Upon Completion of This Offering
Tony Cashin 144 Deerfield Circle, SE Calgary, Alberta	10,000	10,000	Nil	Nil
Dean A. Leman 1631 16th Street, SE Calgary, Alberta	10,000	10,000	Nil	Nil
Karen Folkman 227 Coachwood Crescent, SW Calgary, Alberta	5,000	5,000	Nil	Nil

Each of the above shareholders beneficially owns and has sole voting and investment over all shares or rights to the shares registered in his or her name. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 8,270,000 shares of common stock outstanding on the date of this prospectus.

None of the selling shareholders:

    (1) has had a material relationship with us other than as a
          shareholder at any time within the past three years;

    (2) has ever been one of our officers or directors; or

    (3) is a broker-dealer or affiliate of a broker dealer.

Plan Of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions.
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The selling shareholders will sell our shares at $0.10 per share, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily based upon the price of the last sale of our common stock to investors. The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.
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We are bearing all costs relating to the registration of the common stock. These are estimated to be $15,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with
   our common stock;

2. Furnish each broker or dealer through which common stock may be offered,
   such copies of this prospectus, as amended from time to time, as may   be
   required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any
   person to purchase any of our securities other than as permitted under the
   Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate
broker-dealer practices in connection with transactions in penny stocks. Penny
stocks are generally equity securities with a price of less than $5.00 (other than
securities registered on certain national securities exchanges or quoted on with

respect to transactions in such securities is provided by the exchange or
system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny
stock not otherwise exempt from those rules, deliver a standardized risk
disclosure document prepared by the Commission, which:

* contains a description of the nature and level of risk in the market for
   penny stocks in both public offerings and secondary trading;
* contains a description of the broker's or dealer's duties to the customer
   and of the rights and remedies available to the customer with respect to a
   violation of such duties;
* contains a brief, clear, narrative description of a dealer market,
   including "bid" and "ask" prices for penny stocks and the significance of
   the spread between the bid and ask price;
* contains a toll-free telephone number for inquiries on disciplinary actions
* defines significant terms in the disclosure document or in the   conduct of
   trading penny stocks; and
* contains such other information and is in such form (including language,
   type, size, and format) as the Commission shall require by rule or
   regulation;

The broker-dealer also must provide, prior to proceeding with any transaction in
a penny stock, the customer:

* with bid and offer quotations for the penny stock;
* details of the compensation of the broker-dealer and its
   salesperson in the transaction;
* the number of shares to which such bid and ask prices apply, or other
   comparable information relating to the depth and liquidity of the market
   for such stock; and
* monthly account statements showing the market value of each penny stock
   held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a
penny stock not otherwise exempt from those rules; the broker-dealer must make a
special written determination that the penny stock is a suitable investment for
the purchaser and receive the purchaser's written acknowledgment of the receipt
of a risk disclosure statement, a written agreement to transactions involving
penny stocks, and a signed and dated copy of a written suitability statement.
These disclosure requirements will have the effect of reducing the trading
activity in the secondary market for our stock because it will be subject to
these penny stock rules. Therefore, stockholders may have difficulty selling
those securities.

Legal Proceedings

We are not currently a party to any legal proceedings. Our address for service of process in Nevada is 7251 West Lake Mead Blvd, Suite 300, Las Vegas, Nevada, 89701.

Directors, Executive Officers, Promoters And Control Persons

Our executive officers and directors and their respective ages as of the date of this prospectus are as follows:

Directors:

Name of Director	Age
Michael Mulberry	39
Edward Gresko	63

Executive Officers:

Name of Officer	Age	Office
Michael Mulberry	39	President and Chief Executive Officer and Secretary
Edward Gresko	63	Treasurer

Biographical Information

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

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Mr. Michael Mulberry has acted as our President, chief executive officer, secretary, and as a director since our incorporation on June 8, 2004. He graduated from the University of Western Ontario located in London, Ontario, in 1987. From February 1999 to February 2001, Mr. Mulberry acted as president, secretary and a director of Return Assured Inc., United States reporting company involved in the custom design, assembly and sale of personal computers, related technology, technical furniture and workstations. From February 2001 to present, he has acted as the president and a director of New Mascot Resources Inc., a British Columbia and Alberta reporting company involved in mineral property exploration. From November 2003 to the present, Mr. Mulberry has also acted as president and a director of World Organics Inc., an Alberta and British Columbia reporting company that was involved in the development of a multi-sports and entertainment centre in Ontario.

Mr. Mulberry does not have any professional training or technical credentials in the exploration, development and operation of mines.
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Mr. Mulberry intends to devote approximately 15% of his business time to our affairs.

Mr. Edward Gresko has acted as our treasurer and as a director since our incorporation on June 8, 2004. Mr. Gresko has acted as the president and a director of Stina Resources Inc. since January 1992. Stina Resources Inc. is involved in the exploration of mineral properties located in the United States.

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Mr. Gresko does not have any professional training or technical credentials in the exploration, development and operation of mines.

Mr. Gresko intends to devote approximately 10% of his business time to our affairs.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

Security Ownership Of Certain Beneficial Owners And Management

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of the date of this prospectus, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

Title of Class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common Stock	Michael Mulberry President, Chief Executive Officer, Secretary and a Director 962 Taylor Way West Vancouver, B.C., Canada	2,500,000	30.23%
Common Stock	Edward Gresko Treasurer and Director 165 La Rose Avenue, Suite 717 Etobicoke, Ontario, Canada	2,500,000	30.23%
Common Stock	All officers and directors as a group that consists of two people	5,000,000 shares	60.46%

The percent of class is based on 8,270,000 shares of common stock issued and outstanding as of the date of this prospectus.

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Description Of Securities

General

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

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As of April 4, 2005, there were 8,270,000 shares of our common stock issued and outstanding that are held by 31 stockholders of record. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Two persons present and being, or representing by proxy, shareholders are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.
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Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

We do not have an authorized class of preferred stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Interests Of Named Experts And Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Craig J. Shaber has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus and the registration statement have been audited by Amisano Hanson, Chartered Accountants, to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Disclosure Of Commission Position Of Indemnification For Securities Act Liabilities

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. These provisions provide that we shall indemnify a director or former director against all expenses incurred by him by reason of him acting in that position. The directors may also cause us to indemnify an officer, employee or agent in the same fashion.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

Organization Within Last Five Years

We were incorporated on June 8, 2004 under the laws of the state of Nevada. On that date, Michael Mulberry and Edward Gresko were appointed as our directors. As well, Mr. Mulberry was appointed as our president, secretary and chief executive officer, while Mr. Gresko was appointed as our treasurer.

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Mr. Mulberry also acts as our sole promoter. We have not paid any amount or provided Mr. Mulberry with anything of value, directly or indirectly, since our inception. Mr. Mulberry did provide us with a loan of $76 in order to facilitate the opening of our corporate bank account. This amount is unsecured, non-interest bearing and payable upon demand.
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Description Of Business

In General

We intend to commence operations as an exploration stage company. We will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility. We own a 100% beneficial interest in six mineral claims collectively known as the Garnet Creek property. There is no assurance that a commercially viable mineral deposit exists on the property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. We do not have any current plans to acquire interests in additional mineral properties, though we may consider such acquisitions in the future.
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Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. We have not yet commenced the initial phase of exploration on the Garnet Creek claims. Once we have completed the initial two phases of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results.

In order to qualify as an independent geologist, the person must be a licensed member of the Association of Professional Engineers and Geoscientists of British Columbia and cannot have any interest in our shares or in the Garnet Creek claims. We do not have any stockholders who are geologists.
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Our plan of operation is to conduct exploration work on the Garnet Creek property in order to ascertain whether it possesses economic quantities of copper and nickel. There can be no assurance that an economic mineral deposit exists on the Garnet Creek property until appropriate exploration work is done and an economic evaluation based on such work concludes that production of minerals from the property is economically feasible.

Even if we complete our proposed exploration programs on the Garnet Creek property and we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit.

Garnet Creek Property Option Agreement

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On August 24, 2004, we entered into a mineral property purchase and sale agreement with Carolyn A. Sullivan of Port Moody, British Columbia, whereby she sold to us a 100% undivided right, title and interest in a total of six mineral claims located in the New Westminster Mining Division of British Columbia. We acquired a 100% interest in these claims by issuing her a total of 350,000 common shares in our capital at an aggregate deemed price of $3,500. These shares were valued at the same price that they were concurrently being sold to our stockholders.
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Description, Location and Access

The Garnet Creek claims are located in the New Westminster Mining Division, east of Harrison Lake and northwest of the town of Hope in southwestern British Columbia. Access to the property is from well maintained logging roads on the south side. The area has been permitted for mining in the past and a major power line passes by the claims. The claims may be accessed by four-wheel drive vehicle.

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Topography on the Garnet Creek property is rugged, rising from Harrison Lake at under 200 meters elevation to the top of Settler Peak at over 1,800 meters. The valleys are steep sided coastal alpine mountain type with typical rain forest vegetation of the coastal ranges of British Columbia. There is a mix of cedar, hemlock and spruce trees on the property. Alder, willow and cottonwood are found on old roads and poorly drained areas. Undergrowth brush is typical with salal, devil's club and assorted berry bushes predominating.



Figure 1

GARN Claims

PROPERTY LOCATION

Climate is also typical of the lower mainland area of British Columbia and is such that the lower and middle elevations will be workable year round with little difficulty. Higher ground may require snow machines or similar track mounted vehicles. Snow cover can accumulate to two meters during the winter.

All the major river drainages flow year round, as do many subsidiary creeks. Harrison Lake is an active logging region with plenty of heavy equipment and operators available for hire. Most live in the nearby towns of Harrison, Agassiz, Mission, Chilliwack and Hope. These population centers total almost 50,000 people within a one hour drive of the Garnet Creek property and provide all required amenities. Drilling companies are present in communities nearby while assay facilities are located in Vancouver.

Title to the Garnet Creek Property

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The Garnet Creek property consists of six mineral claims comprising 500 acres. A "mineral claim" refers to a specific section of land over which a title holder owns rights to exploration to ground. Such rights may be transferred or held in trust. The fee simple owner of the real property underlying the claims that comprise the Garnet Creek claims is the government of British Columbia. The government has the right to sell title to this land to a third party, but is unlikely to do so given the remote location of the property. We have the right to explore the claims for mineralization, provided such exploration does not unreasonably disturb the fee simple owner's use of the land. Because the property is undeveloped, the British Columbia government's rights to the land use will not be impacted.

The vendor of the Garnet Creek claims, Carolyn A. Sullivan, has provided us with the necessary title documents necessary to register the claims in our name.
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Claims details are as follows:

Claim Name	Claim Number	Date of Staking	Expiry Date
Garn 1	411676	June 24, 2004	June 24, 2005
Garn 2	411677	June 24, 2004	June 24, 2005
Garn 3	411678	June 24, 2004	June 24, 2005
Garn 4	411679	June 24, 2004	June 24, 2005
Garn 5	411680	June 24, 2004	June 24, 2005
Garn 6	411681	June 24, 2004	June 24, 2005

In order to extend the expiry date relating to each claim by one year, we must spend at least $100 on the exploration of each claim by June 24, 2005. Thereafter, we must spend at least $200 per year on the exploration of each claim in order to extend the expiry date by a year.

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Neither we, nor the vendor of the Garnet Creek claims, Carolyn A. Sullivan, have conducted any exploration work on the property since it was staked on June 24, 2004.

The Garnet Creek mineral claims have not been surveyed. We do not intend to survey the claims unless we intend to extract minerals from the claims. A survey will merely confirm the outside boundaries of the claims in order to ensure that, if production occurs on the claims, we do not process rock that is not on the claims. Other than the estimated cost of the survey of $25,000, the survey process will not have a material effect on our operations.
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Mineralization

Exposed rocks on the surface of the Garnet Creek property indicate the presence of sulphide minerals, principally pyrrhotite, as well as a complex sequence of intrusives and ultramafic dykes.

Sulphide minerals are, by definition, a compound of sulphur and another element, such as iron. They are often found in proximity to mineral deposits. Phyrrohtite is an example of a sulphide mineral. It is bronze in color and is iron-based. Phyrrohtite is often associated with the presence of nickel.

Intrusives and ultramafic dykes are bodies of rock that are formed when molten rock seeps, settles and hardens in the cracks of pre-existing, solid rock. The molten rock tends to carry a greater amount of the minerals that we are seeking, namely copper and nickel.

Exploration History

No exploration has been conducted on the Garnet Creek property in the past 25 years. Details of this previous exploration work are not documented.

We retained Mr. Glen Macdonald to conduct an initial investigation of the surface rocks contained on the property. He indicates that the Garnet Creek property contains rock types that would be typically found with copper and nickel mineralization.

Geological Assessment Report: Garnet Creek Property

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We retained Mr. Glen Macdonald, a professional geologist, to complete an initial evaluation of the Garnet Creek property and to prepare a geology report on claims. We did not pay any fees to Mr. Macdonald for his investigation of the property in August 2004. The vendor of the property, Carolyn A. Sullivan, paid for the review. We are not required to reimburse Ms. Sullivan for the cost of the report. There is no relationship between Glen Macdonald and our company and/or our officers and directors.

Mr. Macdonald holds bachelor degrees in economics and geology from the University of British Columbia and has practiced his profession as a geologist for over 28 years. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
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Based on his review of the Garnet Creek property, Mr. Macdonald concludes that the Garnet Creek property warrants further exploration, given the discovery of rock types on the property that are typically found in connection with significant grades of copper and nickel mineralization.

Mr. Macdonald recommends an initial exploration program consisting of two phases:

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Phase I would consist of a senior geologist and a technician conducting geological mapping and sampling. Sampling involves collecting soil samples or pieces of rock that appear to contain metals such as copper and nickel. The senior geologist is responsible for making observations regarding property rock formations, plotting data on property maps and choosing sample locations. The technician is essentially an assistant to the geologist who carries equipment, places flags on sample areas, takes the samples and properly labels them.

All samples gathered are sent to an independent laboratory where they are crushed and analysed for metal content. This process is known as assaying. The senior geologist will be responsible for interpreting the results from the laboratory and preparing a report regarding the program and future recommended exploration work.

Geological mapping involves plotting data relating to a property on a map in order to determine the best property locations to conduct subsequent exploration work.

This first phase of exploration is scheduled for the spring of 2005 and is estimated to take one month to complete.

Phase II would consist of detailed, follow-up sampling of significant property areas identified from phase I exploration. This process would be conducted in the same manner as phase I. Phase II of exploration is scheduled for the late summer of 2005 and is estimated to take one month to complete.

The phase II exploration program is not contingent on the success of phase one. We will proceed with phase II regardless of whether or not the results from the phase one exploration program are positive. If the phase one sampling program demonstrates the existence of metal content on the Garnet Creek property, we will proceed with additional sampling in the most prospective areas. If no metal content is found during phase one, we will ask the geologist to identify other property areas where sampling is recommended. Given the size of the Garnet Creek property (500 acres), there are sufficient sampling targets for both exploration phases.

If the results of the phase one and two exploration programs are favorable, we will have the consulting geologist recommend an additional phase of exploration on the Garnet Creek property. The cost and tenor of such a program cannot be determined until the first two phases are completed so that there is an indication of the extent of mineralization on the claims.
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Proposed Budget

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The following budgets of approximate costs for the recommended two phase program on the Garnet Creek property were prepared by Glen Macdonald and are taken from his geological report. Actual costs may far exceed these estimates:
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Phase One

Senior geologist (four days at $500 each):	$2,000.00
Geological technician (four days at $250 each):	$1,000.00
Vehicle:	$340.00
Fuel, food, supplies:	$800.00
Assays:	$300.00
Report:	$500.00
Filing fees:	$60.00

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The senior geologist and geological technician costs relate to consulting fees that they will receive for conducting the exploration program. Vehicle, fuel, food and supply costs relate to amounts that the geologist and technician will incur in travelling to the property and in conducting the exploration. Assays refer to the cost the laboratory will charge to analyze the metal content of rock and soil samples we send to them. Report costs relate to the fees the senior geologist will charge us to prepare a geology report describing details of the exploration program, as well as results and future recommended exploration. Filing fees relate to the cost of filing the geologist's report with the government.
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Total Phase I Costs:	$5,000.00

Phase Two

Follow-up geochemical and detailed sampling:	$3,000.00
Assays:	$1,500.00
Contingency:	$500.00

Total Phase II Costs:	$5,000.00

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Follow-up geochemical and detailed sampling costs include labor, vehicle and supply costs. Assays refer to the cost the laboratory will charge to analyze the metal content of rock and soil samples we send to them. Mr. Macdonald has added a $500 contingency to the budget in case there is a cost overrun.
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Compliance with Government Regulation

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We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in British Columbia specifically. No government approval is required in order for us to undertake the phase I and II exploration programs, as there will not be any significant disturbance to the land surface.
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We will have to sustain the cost of reclamation and environmental remediation for all exploration and development work undertaken on the Garnet Creek property. Development work refers to the preparation of an established mineral reserve for its extraction through mining operations. Development would only occur after extensive exploration was undertaken on the property following phase two.

The amount of these reclamation and remediation costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.
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If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in the exploration phases because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

- Water discharge will have to meet water standards;

- Dust generation will have to be minimal or otherwise re-mediated;

- Dumping of material on the surface will have to be re-contoured and re-vegetated;

- An assessment of all material to be left on the surface will need to be environmentally benign;

- Ground water will have to be monitored for any potential contaminants;

- The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

- There will have to be an impact report of the work on the local fauna and flora.

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Prior to the production phase, we would need to submit an application to commence mining operations with the British Columbia Environmental Assessment Office. This office would then establish a project committee to review and application and if deemed appropriate, consider comments from the public and other interested parties. Based on this application review, the committee then either recommends that the government approve or reject the application. It may also request additional information prior to making its decision. The larger the proposed mining operations, the longer and more expensive this review process is. We would estimate that this application process could cost up to $100,000 and take up to six months.

If the government grants production permit, it may also request that we provide a bond to cover the costs of remediation that will follow when mining operations cease. Typical remediation obligations are soil movement and planting trees and other vegetation. The government requests bonds to ensure that the company
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conducting the mining will complete the reclamation or, if it fails to do so, the government will have sufficient funds to cover the reclamation process. Once we provide the government with evidence that we have completed the reclamation process, the bond money is returned to us. While it is difficult to estimate the potential costs of a bond, we estimate that it could be up to $200,000.
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Employees

We have no employees as of the date of this prospectus other than our two directors.

Research and Development Expenditures

We have not incurred any other research or development expenditures since our incorporation.
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Competition

While the mineral property exploration business is competitive, we do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Garnet Creek property.

Despite competition amongst mineral producers, there is a strong market for any copper or nickel that may be removed from the Garnet Creek property. While it is unlikely that we will discover a mineral deposit on the property, if we do, the value of the property will be influenced by the market price for copper and nickel. These prices, to some degree, are influenced by the amount of copper and nickel sold by advanced mineral companies.

There are a large number of mineral exploration companies such as us that look to acquire interests in properties and conduct exploration on them. Given the large number of unexplored or under explored mineral properties that are currently available for acquisition, we do not expect competition to have a material impact on our business operations.

In the mineral exploration sector, our competitive position is insignificant. There are numerous mineral exploration companies with substantially more capital and resources that are able to secure ownership of mineral properties with a greater potential to host economic mineralization. We are not able to complete with such companies. Instead, we will attempt to acquire properties without proven mineral deposits that may have the potential to contain mineral deposits.
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Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

Reports to Security Holders

Although we are not required to deliver a copy of our annual report to our security holders, we will voluntarily send a copy of our annual report, including audited financial statements, to any registered shareholder who requests it. We will not be a reporting issuer with the Securities and Exchange Commission until our registration statement on Form SB-2 is declared effective.

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We have filed a registration statement on Form SB-2, under the Securities Act of 1933, with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

Plan Of Operations

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Our plan of operation for the twelve months following the date of this prospectus is to complete the recommended phase one and two exploration programs on the Garnet Creek property consisting of geological mapping and sampling. We anticipate that these exploration programs will cost approximately $5,000 each. The costs of these programs will be covered by our cash on hand. They are detailed in the section entitled "Description of Business - Proposed Budget" above. To date, we have not commenced exploration on the Garnet Creek property.

We plan to commence the phase one exploration program on the Garnet Creek property in spring of 2005, as soon as weather conditions in the area permit. The program should take approximately up to a one month to complete. In order to proceed with this program we need to retain a geologist to conduct and oversee the phase. The geologist will be responsible for hiring a technician to accompany him, as well as arranging necessary transportation and supplies.

We will then undertake the phase two work program during the late summer of 2005. This program will also take approximately one month to complete. We will proceed with phase two regardless of the results of phase one. As with phase one, we will need to retain a geologist to conduct and oversee the program, hire a technician and arrange transportation and supplies.

We do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program.
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If the results of the phase one and two exploration programs are favorable, we will have the consulting geologist recommend an additional phase of exploration on the Garnet Creek property. The cost and tenor of such a program cannot be determined until the first two phases are completed so that there is an indication of the extent of mineralization on the claims.

As well, we anticipate spending an additional $20,000 on administration costs, including accounting and auditing costs of $10,000, legal fees of $6,000, transfer agent fees of $1,500, edgar filing fees of $2,500. These amounts include fees payable in connection with the filing of this registration statement and complying with reporting obligations and general administrative costs. These costs will be ongoing over the next 12 month period.

Total expenditures over the next 12 months are therefore expected to be $30,000. Our cash on hand at April 4, 2005 is $20,050. These funds will allow us to satisfy our cash requirements for approximately seven months.
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While we have enough funds to complete the phase I and II exploration programs on the Garnet Creek property, we will require additional funding in order to cover anticipated administrative expenses over the next 12 months. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or from director loans. We do not have any arrangements in place for any future equity financing or loans.

Results Of Operations For The Period From Inception Through December 31, 2004

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We have not earned any revenues from our incorporation on June 8, 2004 to December 31, 2004. We do not anticipate earning revenues unless we enter into commercial production on the Garnet Creek property, which is doubtful. We have not commenced the exploration stage of our business and can provide no assurance that we will discover economic mineralization on the property, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $13,452 for the period from our inception on June 8, 2004 to December 31, 2004. These operating expenses were comprised of accounting and audit fees of $6,379, mineral property costs of $3,500, organization costs of $1,500, legal fees of $1,500, consulting fees of $500 and bank charges of $73.
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We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors believe that there is substantial doubt that we will be able to continue as a going concern.

Description Of Property

We own the mineral exploration rights relating to the six mineral claims comprising the Garnet Creek property. We do not own any real property interest in the Garnet Creek property or any other property.

Certain Relationships And Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

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* Any of our directors or officers;
* Any person proposed as a nominee for election as a director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock, or any immediate family member of such person;
* Our sole promoter, Michael Mulberry;
* Any member of the immediate family of any of the foregoing persons.
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During the period ended September 30, 2004, Mr. Gresko, one of our directors, advanced $76 to us in connection with the opening of our corporate bank account. This amount is unsecured, non-interest bearing and payable upon demand.

Market For Common Equity And Related Stockholder Matters

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

Stockholders of Our Common Shares

As of the date of this registration statement, we have 31 registered shareholders.

Rule 144 Shares

A total of 5,000,000 shares of our common stock are available for resale to the public after August 23, 2005 in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, will equal 82,700 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 5,000,000 shares that may be sold pursuant to Rule 144.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal period ended September 30, 2004 and the subsequent period to the date of this prospectus.

Annual Compensation

Name	Title	Year	Salary	Bonus	Other Comp.	Restricted Stock Awarded	Options/ * SARs (#)	LTIP payouts ($)	Other Comp
Michael Mulberry	Pres. CEO Sec. & Dir.	2004	$0	0	0	0	0	0	
Edward Gresko	Treas.	2004	$0	0	0	0	0	0	

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Stock Option Grants

We have not granted any stock options to the executive officers since our inception.

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Compensation Plans and Consulting Agreements

We do not have any employment agreement, consulting agreement or compensation plan or arrangement with our directors or officers. We do not pay Mr. Mulberry or Mr. Gresko any amount for acting as a director of the Company.
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Financial Statements

Index to Financial Statements:

1. Report of Independent Registered Public Accounting Firm;

2. Audited financial statements for the period ending September 30, 2004, including:

   a. Balance Sheet;

   b. Statement of Operations;

   c. Statement of Cash Flows;

   d. Statement of Stockholders' Equity; and

   e. Notes to Financial Statements

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2. Unaudited financial statements for the period ending December 31, 2004, including:

   a. Balance Sheet;

   b. Statement of Operations;

   c. Statement of Cash Flows;

   d. Statement of Stockholders' Equity; and

   e. Notes to Financial Statements

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BLAST RESOURCES INC.

(A Pre-exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

September 30, 2004

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
Blast Resources Inc.

We have audited the accompanying balance sheet of Blast Resources Inc. (A Pre-exploration Stage Company) as of September 30, 2004 and the related statements of operations, stockholders' equity and cash flows for period from June 8, 2004 (Date of Incorporation) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Blast Resources Inc. as of September 30, 2004 and the results of its operations and its cash flows for the period from June 8, 2004 (Date of Incorporation) to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

```
Vancouver, Canada                                /s/ Amisano Hanson
November 19, 2004                              CHARTERED  ACCOUNTANTS
750 West Pender Street, Suite 604             Telephone: 604-689-0188
Vancouver, Canada                             Facsimile: 604-689-977
3V6C 2T7                                       Email:amishan@telus.net
```

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
BALANCE SHEET
September 30, 2004
(Stated in US Dollars)

ASSETS

Current
    Cash $ 28,847
            ============

LIABILITIES

Current
    Accounts payable and accrued liabilities $ 6,142
    Due to related party - Note 7   76

            6,218

STOCKHOLDERS' EQUITY

Capital stock
    Authorized:
      75,000,000 common shares, par value $0.001 per share
    Issued and outstanding:
      8,270,000 common shares   8,270
Additional paid in capital   24,030
Deficit accumulated during the pre-exploration stage   (9,671)

            22,629

     $ 28,847
            ============

Nature and Continuance of Operations - Note 1

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
STATEMENT OF OPERATIONS
for the period June 8, 2004 (Date of Incorporation) to September 30, 2004
(Stated in US Dollars)

	June 8, 2004 (Date of Incorporation) to September 30, 2004
Expenses	
Accounting and audit fees	$ 4,142
Bank charges	29
Mineral property cost	3,500
Legal fees	500
Organization costs	1,500

Net loss for the period	$ (9,671)
	==================
Basic and diluted loss per share	$ 0.00
	==================
Weighted average number of shares outstanding	2,644,296
	==================

</table>

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
STATEMENT OF CASH FLOWS
for the period June 8, 2004 (Date of Incorporation) to September 30, 2004
(Stated in US Dollars)

	June 8, 2004 (Date of Incorporation) to September 30, 2004
Cash Flows used in Operating Activities	
Net loss for the period	$ (9,671)
Add item not involving cash:	
Issuance of common stock for mineral property cost	3,500
Adjustments to reconcile net loss to net cash used by operating activities	
Accounts payable and accrued liabilities	6,142
Cash used in operating activities	(29)
Cash Flows from Financing Activities	
Issuance of common shares	28,800
Due from related party	76
Cash from financing activities	28,876
Increase in cash during the period	28,847
Cash, beginning of the period	-
Cash, end of the period	$ 28,847
Supplemental disclosure of cash flow information Cash paid for:	
Interest	$ -
Income taxes	$ -

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period June 8, 2004 (Date of Incorporation) to September 30, 2004
(Stated in US Dollars)

| | Common Shares | | Additional Paid-in | Deficit Accumulated During the Pre-exploration | |
	Number	Par Value	Capital	Stage	Total
Balance, June 8, 2004	-	$ -	$ -	$ -	$ -
Capital stock issued for cash					
- at $0.001	6,800,000	$ 6,800	-	-	6,800
- at $0.01	1,000,000	1,000	9,000	-	10,000
- at $0.10	120,000	120	11,880	-	12,000
Capital stock issued for mineral property cost	350,000	350	3,150	-	3,500
Net loss for the period	-	-	-	(9,671)	(9,671)
Balance, September 30, 2004	8,270,000	$ 8,270	$ 24,030	$ (9,671)	$ 22,629

SEE ACCOMPANYING NOTES

-36-

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2004
(Stated in US Dollars)

Note 1   Nature and Continuance of Operations

              The Company was incorporated in the State of Nevada on June 8,
              2004 and is in the pre-exploration stage. The Company has acquired
              a mineral property located in the Province of British Columbia,
              Canada and has not yet determined whether this property contains
              reserves that are economically recoverable. The recoverability of
              amounts from the property will be dependent upon the discovery of
              economically recoverable reserves, confirmation of the Company's
              interest in the underlying property, the ability of the Company to
              obtain necessary financing to satisfy the expenditure requirements
              under the property agreement and to complete the development of
              the property and upon future profitable production or proceeds for
              the sale thereof.

              These financial statements have been prepared on a going concern
              basis. The Company has accumulated a deficit of $9,671 since
              inception, has yet to achieve profitable operations and further
              losses are anticipated in the development of its business, raising

              substantial doubt about the Company's ability to continue as a
              going concern. Its ability to continue as a going concern is
              dependent upon the ability of the Company to generate profitable
              operations in the future and/or to obtain the necessary financing
              to meet its obligations and repay its liabilities arising from
              normal business operations when they come due. These financial
              statements do not include any adjustments to the amounts and
              classification of assets and liabilities that may be necessary
              should the Company be unable to continue as a going concern. The
              Company anticipates that additional funding will be in the form of
              equity financing from the sale of common stock. The Company may
              also seek to obtain short-term loans from the directors of the
              Company. There are no current arrangements in place for equity
              funding or short-term loans.

              The Company has adopted September 30 as its fiscal year-end.

Note 2   Summary of Significant Accounting Policies

              Basis of Presentation

              The financial statements of the Company have been prepared in
              accordance with accounting principles generally accepted in the
              United States of America. Because a precise determination of many
              assets and liabilities is dependent upon future events, the
              preparation of financial statements for a period necessarily
              involves the use of estimates which have been made using careful
              judgement. Actual results may vary from these estimates.

              The financial statements have, in management's opinion, been
              properly   prepared   within   the framework of the significant
              accounting policies summarized below:

Note 2   Summary of Significant Accounting Policies - (cont'd)

               Pre-exploration Stage Company

               The Company complies with Financial Accounting Standard Board
               Statement ("FAS") No. 7 and The Securities and Exchange Commission
               Exchange Act Guide 7 for its characterization of the Company as
               pre-exploration stage.

               Mineral Property Costs

               Costs of lease, acquisition, exploration, carrying and retaining
               unproven mineral properties are expensed as incurred.

               Foreign Currency Translation

               The Company's functional currency is the Canadian dollar. The
               Company uses the United States of America dollar as its reporting
               currency for consistency with the registrants of the Securities
               and Exchange Commission ("SEC") and in accordance with FAS No. 52.

               Assets and liabilities denominated in a foreign currency at period
               end are translated at the exchange rate in effect at the period
               end and capital accounts are translated at historical rates.
               Income statement accounts are translated at the average rates of
               exchange prevailing during the period. Any gains or losses arising
               as a result of such translations are not included in operations,
               but are reported as a separate component of equity as
               Comprehensive Income, if applicable.

               Transactions undertaken in currencies other than the functional
               currency are translated using the exchange rate in effect as of
               the transaction date. Any exchange gains or losses are included in
               other income or expenses on the Statement of Operations, if
               applicable.

               Financial Instruments

               The carrying value of cash, accounts payable and accrued
               liabilities and due to related party approximates their fair value

                       because of the short maturity of these instruments. Unless
               otherwise noted, it is management's opinion that the Company is
               not exposed to significant interest, currency or credit risks
               arising from these financial instruments.

Note 2   Summary of Significant Accounting Policies - (cont'd)

                Environmental Costs

                Environmental expenditures that relate to current operations are
                expensed or capitalized as appropriate. Expenditures that relate
                to an existing condition caused by past operations, and which do
                not contribute to current or future revenue generation, are
                expensed. Liabilities are recorded when environmental assessments
                and/or remedial efforts are probable, and the cost can be
                reasonably estimated. Generally, the timing of these accruals
                coincides with the earlier of completion of a feasibility study or
                the Company's commitments to plan of action based on the then
                known facts.

                Income Taxes

                The Company uses the assets and liability method of accounting for
                income taxes pursuant to FAS No. 109 "Accounting for Income
                Taxes". Under the assets and liability method of FAS No. 109,
                deferred tax assets and liabilities are recognized for the future
                tax consequences attributable to temporary differences between the
                financial statements carrying amounts of existing assets and
                liabilities and their respective tax bases. Deferred tax assets
                and liabilities are measured using enacted tax rates expected to
                apply to taxable income in the years in which those temporary
                differences are expected to be recovered or settled.

                Basic and Diluted Loss Per Share

                The Company reports basic loss per share in accordance with the
                FAS No. 128, "Earnings Per Share". Basic loss per share is
                computed using the weighted average number of shares outstanding
                during the period. Diluted loss per share has not been provided as
                it would be anti-dilutive.

                New Accounting Standards

                Management does not believe that any recently issued, but not yet
                effective, accounting standards if currently adopted could have a
                material effect on the accompanying financial statements.

Note 3   Mineral Property

                Garn Property

                Pursuant to a mineral property purchase and sale agreement dated
                August 24, 2004, the Company acquired a 100% interest in the 6
                unit Garn mineral claim, located in the Province of British
                Columbia, Canada by issuance of 350,000 shares of restricted
                common stock of the Company.

                                      -39-

Note 4   Capital Stock

                During the period ended September 30, 2004 the Company issued
                7,920,000 common shares for cash proceeds of $28,800 and 350,000
                common shares at $0.01 per share for mineral property costs at a
                value of $3,500.

Note 5   Deferred Tax Assets

                The significant components of the Company's deferred tax assets
                are as follows:

<table>
<caption>

	September 30, 2004
<s>	<c>
Deferred Tax Assets	
Non-capital loss carryforward	$ 1,451
Less: valuation allowance for deferred tax asset	(1,451)
	$ -

</table>

                The amount taken into income as deferred tax assets must reflect
                that portion of the income tax loss carryforwards that is more
                likely than not to be realized from future operations. The company
                has chosen to provide an allowance of 100% against all available
                income tax loss carryforwards, regardless of their time of expiry.

Note 6   Corporation Income Tax Losses

                At September 30, 2004, the Company has accumulated non-capital
                losses totalling $9,671, which are available to reduce taxable
                income in future taxation years. These losses expire beginning in
                2024.

Note 7   Related Party Transaction

                The amount due to a related party is an advance from a director of
                the Company. This amount is unsecured, non-interest bearing and
                payable upon demand.

BLAST RESOURCES INC.

(A Pre-exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

December 31, 2004

(Stated in US Dollars)

(Unaudited)

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
(Stated in US Dollars)
(Unaudited)

	December 31, 2004	September 30, 2004
ASSETS		
Current		
Cash	$ 28,161	$ 28,847
	================	================
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 9,237	$ 6,142
Due to related party – Note 3	76	76
	----------------	----------------
	9,313	6,218
	----------------	----------------
STOCKHOLDERS' EQUITY		
Capital stock – Note 4 Authorized:		
75,000,000 common shares, par value $0.001 per share		
Issued and outstanding:		
8,270,000 common shares	8,270	8,270
Additional paid in capital	24,030	24,030
Deficit accumulated during the pre-exploration stage	(13,452)	(9,671)
	----------------	----------------
	18,848	22,629
	----------------	----------------
	$ 28,161	$ 28,847
	================	================

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three months ended December 31, 2004 and
for the period June 8, 2004 (Date of Incorporation) to December 31, 2004
(Stated in US Dollars)
(Unaudited)

	Three months ended December 31, 2004	June 8, 2004 (Date of Incorporation) to December 31, 2004
	----	----
Expenses		
Accounting and audit fees	$ 2,237	$ 6,379
Bank charges	44	73
Consulting	500	500
Mineral property cost	-	3,500
Legal fees	1,000	1,500
Organization costs	-	1,500
	------------------	------------------
Net loss for the period	$ (3,781)	$ (13,452)
	==================	==================
Basic and diluted loss per share	$ 0.00	
	==================	
Weighted average number of shares outstanding	8,270,000	
	==================	

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three months ended December 31, 2004 and
for the period June 8, 2004 (Date of Incorporation) to December 31, 2004
(Stated in US Dollars)
(Unaudited)

	Three months ended December 31, 2004	June 8, 2004 (Date of Incorporation) to December 31, 2004
	----	----
Cash Flows used in Operating Activities		
Net loss for the period	$ (3,781)	$ (13,452)
Add item not involving cash:		
Issuance of common stock for mineral property cost	-	3,500
Adjustments to reconcile net loss to net cash used by operating activities:		
Accounts payable and accrued liabilities	3,095	9,237
	-----------------	-----------------
Cash used in operating activities	(686)	(715)
	-----------------	-----------------
Cash Flows from Financing Activities		
Issuance of common shares	-	28,800
Due from related party	-	76
	-----------------	-----------------
Cash from financing activities	-	28,876
	-----------------	-----------------
Increase (decrease) in cash during the period	(686)	28,161
Cash, beginning of the period	28,847	-
	-----------------	-----------------
Cash, end of the period	$ 28,161	$ 28,161
	=================	=================
Supplemental disclosure of cash flow information Cash paid for:		
Interest	$ -	$ -
	=================	=================
Income taxes	$ -	$ -
	=================	=================

SEE ACCOMPANYING NOTES

-44-

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY for the
period June 8, 2004 (Date of Incorporation) to December 31, 2004
(Stated in US Dollars)
(Unaudited)

| | Common Shares | | Additional Paid-in | Deficit Accumulated During the Pre-exploration | |
	Number	Par Value	Capital	Stage	Total
Balance, June 8, 2004	- $	- $	- $	- $	-
Capital stock issued for cash					
- at $0.001	6,800,000 $	6,800	-	-	6,800
- at $0.01	1,000,000	1,000	9,000	-	10,000
- at $0.10	120,000	120	11,880	-	12,000
Capital stock issued for mineral property cost	350,000	350	3,150	-	3,500
Net loss for the period	-	-	-	(9,671)	(9,671)
Balance, September 30, 2004	8,270,000	8,270	24,030	(9,671)	22,629
Net loss for the period	-	-	-	(3,781)	(3,781)
Balance, December 31, 2004	8,270,000 $	8,270 $	24,030 $	(13,452) $	18,848

SEE ACCOMPANYING NOTES

BLAST RESOURCES INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
December 31, 2004
(Stated in US Dollars)
(Unaudited)

Note 1   Interim Financial Statements

                The accompanying unaudited interim financial statements have been
                prepared by Blast Resources Inc. (the "Company") pursuant to the
                rules and regulations of the United States Securities and Exchange
                Commission. Certain information and disclosures normally included
                in annual financial statements prepared in accordance with
                accounting principles generally accepted in the United States of
                America have been condensed or omitted pursuant to such rules and
                regulations. In the opinion of management, all adjustments and
                disclosures necessary for a fair presentation of these interim
                financial statements have been included. Such adjustments consist
                of normal recurring adjustments. These interim financial

                statements should be read in conjunction with the audited
                financial statements of the Company for the period ended September
                30, 2004, as filed with the United States Securities and Exchange
                Commission.

                The results of operations for the three months ended December 31,
                2004 are not indicative of the results that may be expected for
                the full year.

Note 2   Continuance of Operations

                The interim financial statements have been prepared using
                generally accepted accounting principles in the United States of
                America applicable for a going concern which assumes that the
                Company will realize its assets and discharge its liabilities in
                the ordinary course of business. The Company has not yet achieved
                profitable operations and has accumulated losses of $13,452 since
                its commencement. Its ability to continue as a going concern is
                dependent upon the ability of the Company to generate profitable
                operations in the future and/or to obtain the necessary financing
                to meet its obligations and pay its liabilities arising from
                normal business operations when they come due. The outcome of
                these matters cannot be predicted, with any certainty, at this
                time and raise substantial doubt that the Company will be able to
                continue as a going concern. These financial statements do not
                include any adjustments to the amounts and classifications of
                assets and liabilities that may be necessary should the Company be
                unable to continue as a going concern.

                Management plans to continue to provide for its capital needs
                during the year ended September 30, 2005 by issuing equity
                securities and through short-term loans provided by the Company's
                officers and directors.

                The Company was incorporated in the State of Nevada on June 8,
                2004.

Blast Resources Inc.
(A Pre-exploration Stage Company)
Notes to the Financial Statements
December 31, 2004
(Stated in US Dollars)
(Unaudited) - Page 2

Note 3   Related Party Loan

     The amount due to a related party is an advance from a director of
     the Company. This amount is unsecured, non-interest bearing and
     payable upon demand.

Note 4   Capital Stock

     The Company filed a Form SB-2 Registration Statement prospectus
     with the United States Securities and Exchange Commission to
     qualify for the sale by existing shareholders of 3,270,000 common
     shares at an offering price of $0.10 per share. The Company will
     not receive any proceeds from this offering as these shares have
     already been issued.

Note 5   Mineral Property

     Garn Property

     Pursuant to a mineral property purchase and sale agreement dated
     August 24, 2004, the Company acquired a 100% interest in the 6
     unit Garn mineral claim, located in the Province of British
     Columbia, Canada by issuance of 350,000 shares of restricted
     common stock of the Company.

Changes In And Disagreements With Accountants on Accounting and Financial Disclosure

We have had no changes in or disagreements with our accountants.

Until ______________, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required In The Prospectus

Indemnification Of Directors And Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the "NRS") and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3) a transaction from which the director derived an improper personal profit; and

(4) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1) such indemnification is expressly required to be made by law;

(2) the proceeding was authorized by our Board of Directors;

(3) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or

<page>

(4)   such indemnification is required to be made pursuant to the
       bylaws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision- making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$ 38.49
Transfer Agent fees	$ 1,000.00
Accounting and auditing fees and expenses	$ 7,000.00
Legal fees and expenses	$ 5,000.00
Edgar filing fees	$ 2,000.00

Total	$ 15,500.00
	===========

All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Recent Sales Of Unregistered Securities

We completed an offering of 5,000,000 shares of our common stock at a price of $0.001 per share to a total of two purchasers on August 23, 2004. The total amount received from this offering was $5,000. Of these shares, 2,500,000 were sold to Mr. Michael Mulberry and 2,500,000 were sold to Mr. Edward Gresko. Mr. Mulberry is our president, chief executive officer, secretary and a director. Mr. Gresko is our treasurer and a director. These shares were issued pursuant to Regulation S of the Securities Act.

We completed an offering of 1,800,000 shares of our common stock at a price of $0.001 per share to a total of six purchasers on August 23, 2004. The total amount received from this offering was $1,800. These shares were issued pursuant to Regulation S of the Securities Act. The purchasers in this offering were as follows:

Name of Subscriber	Number of Shares
Robert Godun	350,000
Barbara Godun	350,000
John Anthony Reimert	300,000
William Beattie	300,000
Kathleen Crawford	250,000
Kathryn Powys-Lybbe	250,000

We issued 350,000 shares of our common stock to Ms. Carolyn A. Sullivan, the vendor of the Garnet Creek property, on August 25, 2004 pursuant to Section 4(2) of the Securities Act of 1933.

In connection with this issuance, Ms. Sullivan was provided with access to all material aspects of the company, including the business, management, offering details, risk factors and financial statements. She also represented to us that she was acquiring the shares as principal for her own account with investment intent. She also represented that she was sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The shares were issued with a Rule 144 restrictive legend.

We completed an offering of 1,000,000 shares of our common stock at a price of $0.01 per share to a total of ten purchasers on August 26, 2004. The total amount received from this offering was $10,000. We completed this offering pursuant to Regulation S of the Securities Act. The purchasers in this offering were as follows:

Name of Subscriber	Number of Shares
Diana Got	150,000
Nami Fujii	125,000
Christine Taylor	125,000
Patricia Cullen	125,000
William Dingwall	100,000
Robert Sotham	100,000
Dennis Dolynski	75,000
Frank Charbonneau	75,000
John Hugh McGillivray	75,000
Jeffery St. Eloi	50,000

We completed an offering of 120,000 shares of our common stock at a price of $0.10 per share to a total of twelve purchasers on August 31, 2004. The total

amount received from this offering was $12,000. We completed this offering pursuant to Regulation S of the Securities Act. The purchasers in this offering were as follows:

Name of Subscriber	Number of Shares
Kelley Tofte	12,500
Frank Sadanand	12,500
Dave Atherton	7,500
Keith Hoffman	7,500
Brendan McRoberts	5,000
David J. Derech	15,000
Randy Folkman	15,000
Donna Grant	10,000
William B. Grant	10,000
Tony Cashin	10,000
Dean A. Leman	10,000
Karen Folkman	5,000

Regulation S Compliance

Each offer or sale was made in an offshore transaction;

Neither we, a distributor, any respective affiliates nor any person on behalf of any of the foregoing made any directed selling efforts in the United States;

Offering restrictions were, and are, implemented;

No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person;

Each purchaser of the securities certifies that it was not a U.S. person and was not acquiring the securities for the account or benefit of any U.S. person;

Each purchaser of the securities agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

The securities contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

We are required, either by contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if any law of any Canadian province prevents us from refusing to register securities transfers, other reasonable procedures, such as a legend described in paragraph (b)(3)(iii)(B)(3) of Regulation S have been implemented to prevent any transfer of the securities not made in accordance with the provisions of Regulation S.

                              Exhibits
Exhibit
Number   Description

                              Exhibits
<r>
Exhibit
Number   Description

  3.1*   Articles of Incorporation
  3.2*   Bylaws
  5.1*   Legal opinion of Craig J. Shaber, LLP, with consent
                  to use
 10.1*   Mineral Property Option Agreement dated
                  August 24, 2004
 23.1   Consent of Amisano Hanson, Chartered Accountants

  * Filed as an exhibit to our registration statement on Form SB-2 filed with
    the Commission on February 10, 2005.
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The undersigned registrant hereby undertakes:

1.   To file, during any period in which it offers or sells
        securities, a post-effective amendment to this registration
        statement to:

        (a) include any prospectus required by Section 10(a)(3) of
             the Securities Act of 1933;
        (b) reflect in the prospectus any facts or events which, individually or
             together, represent a fundamental change in the information set forth
             in this registration statement; and notwithstanding the forgoing, any
             increase or decrease in volume of securities offered (if the total
             dollar value of securities offered would not exceed that which was
             registered) and any deviation from the low or high end of the
             estimated maximum offering range may be reflected in the form of
             prospectus filed with the commission pursuant to Rule 424(b) if, in
             the aggregate, the changes in the volume and price represent no more
             than a 20% change in the maximum aggregate offering price set forth
             in the "Calculation of Registration Fee" table in the effective
             registration Statement; and
        (c) include any additional or changed material information on
             the plan of distribution.

2.   That, for the purpose of determining any liability under the Securities
        Act, each such post-effective amendment shall be deemed to be a new
        registration statement relating to the securities offered herein, and the
        offering of such securities at that time shall be deemed to be the
        initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of
        the securities being registered hereby which remain unsold at the
        termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may
be permitted to our directors, officers and controlling persons pursuant to the
provisions above, or otherwise, we have been advised that in the opinion of the
Securities and Exchange Commission such indemnification is against public policy
as expressed in the Securities Act, and is, therefore, unenforceable.

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In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Signatures
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In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on April 4, 2005.

Blast Resources Inc.

By:/s/ Michael Mulberry

        Michael Mulberry
President, Chief Executive Officer, Secretary and Director

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In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
/s/ Michael Mulberry ---------------------- Michael Mulberry	President, Chief Executive Officer, Secretary and Director	April 4, 2005
/s/ Edward Gresko ---------------------- Edward Gresko	Treasurer, principal accounting officer, principal financial officer and director	April 4, 2005